Exhibit 99.1

Canopy Growth to inject $30 million in additional capital into Canopy Rivers Inc.

SMITHS FALLS, ON, Feb. 7, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that it intends to increase its total investment in Canopy Rivers Inc. ("Canopy Rivers") (TSXV: RIV) by $30 million (CDN). The investment will be made through a private placement of subordinated voting shares in the capital of Canopy Rivers (the "Subordinate Voting Shares") concurrent with Canopy Rivers bought deal offering of Subordinate Voting Shares for gross proceeds of approximately $55 million. This investment is being co-led by CIBC Capital Markets and Eight Capital and is expected to close on or about February 27, 2019.

"The advantage of a strengthened Canopy Rivers/Canopy Growth relationship is that it accelerates and derisks execution for invested companies," said Bruce Linton, Founder and Co-CEO, Canopy Growth. "The strength of the Canopy Rivers team, coupled with their selective approach to business development and execution of strategic investments, creates value for shareholders and for Canopy Growth."

"By increasing Canopy Growth's investment in Canopy Rivers, we are demonstrating our interest in growing great companies, developing selective opportunities and delivering Canopy's shareholders more growth," added Linton.

After the closing of the bought deal and concurrent private placement, Canopy Growth will increase its ownership of Canopy Rivers' issued and outstanding shares, including both the Subordinate Voting Shares and the multiple voting shares in the capital of Canopy Rivers that are only held by Canopy Growth, on a non-diluted basis from approximately 26.5% to approximately 27.3%. Increasing its ownership position is a signal of Canopy Growth's ongoing confidence in Canopy Rivers' mission to pursue strategic opportunities in the global cannabis sector.

Canopy Rivers has recently expanded its portfolio by making several innovative investments in the cannabis market worldwide, including:

  An equity interest in Headset, a real-time data and analytics company;
  Financing of Greenhouse Juice Company, a health and wellness beverage company; and
  Increasing its ownership in Canapar, an Italy-based hemp production and processing platform capitalizing on the rapidly expanding European CBD market.

These planned investments will allow Canopy Rivers to focus on what it does best - making strategic investments, in cannabis and cannabis-adjacent markets, and increasing its partners' chances of success by layering on strategic support from its team of experienced industry leaders.

As a strategic partner of a globally-integrated company, Canopy Rivers acts as an ideal business vehicle that combines investment potential with the industry experience of Canopy Growth. The result is a winning formula that supports early-phase companies who benefit from being guided towards success. Canopy Growth's investors and shareholders can be confident this model leads to accelerated growth and an increasingly diversified business portfolio while entrepreneurs in the cannabis sector can look forward to the promise of investment and experienced mentorship.

Canopy Growth is committed to fostering excellence in the cannabis industry and believes that, through Canopy Rivers, it can do so in ways that benefit Canopy Growth's operations and bottom line.

Here's to (bigger, faster, smarter) Future Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through the Company's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in over a dozen countries across five continents.

The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations ("Canopy Health"), has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. ("ebbu"). Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world's largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. The Company operates Tweed retail stores in Newfoundland and Manitoba and has entered into supply agreements with every Canadian province and territory. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the closing of the Investment; the advantage of a strengthened Canopy Rivers/Canopy Growth relationship and Canopy Rivers' future investment potential. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's financing risks; risks related to strategic investments; conflict of interest risks; investment and divestiture risks; and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Canopy Growth to inject $30 million in additional capital into Canopy Rivers Inc. (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 07-FEB-19